United States securities and exchange commission logo





                              December 7, 2022

       Max H. Mitchell
       President and Chief Executive Officer
       Crane Company
       100 First Stamford Place
       Stamford, CT 06902

                                                        Re: Crane Company
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10-12B
                                                            Submitted November
23, 2022
                                                            CIK No. 0001944013

       Dear Max H. Mitchell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10-12B

       Crane Holdings, Co. - Unaudited Condensed Consolidated Interim Financial Statements
       Condensed Consolidated Statements of Cash Flows, page F-6

   1. Please reconcile the amount of loss on divestiture of asbestos-related assets and liabilities of $148.9 million
during the nine months ended September 30, 2022 with the $162.4 million shown in the
statements of operations on page F-2. We note disclosure on page F-
                                                        21, the difference
represents $13.5 million of transaction costs. Please also disclose where you have reflected the
transaction costs in the financial statements. Similar reconciliation and disclosure also
applies to the statements of cash flows for Crane Company at page F-
                                                        86 and discussion on
page F-98. Please advise or revise as appropriate.
 Max H. Mitchell
Crane Company
December 7, 2022
Page 2

       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,
FirstName LastNameMax H. Mitchell
                                                         Division of
Corporation Finance
Comapany NameCrane Company
                                                         Office of
Manufacturing
December 7, 2022 Page 2
cc:       Ann Beth Stebbins
FirstName LastName